                                                                    EXHIBIT 4.11

                                SAMSTOCK, L.L.C.
                        TWO N. RIVERSIDE PLAZA, SUITE 600
                             CHICAGO, ILLINOIS 60606

June 12, 2002

iDine Rewards Network, Inc.
11900 Biscayne Blvd.
North Miami, FL 33181
Attention:  Gene Henderson,
President, Chief Executive Officer

Re: Company Repurchase of Series A Convertible Preferred Stock

Ladies and Gentlemen:

On June 10, 2002, iDine Rewards Network, Inc. (the "Company") sold 3,000,000 shares of Common Stock, par value $0.02 per share ("Common Stock"), in a private placement transaction (the "Private Placement") at a purchase price of $9.50 per share to selected investors, with Fulcrum Global Partners LLC acting as placement agent (the "Placement Agent"). Proceeds to the Company from the Private Placement net of the Company's out-of-pocket expenses incurred in connection with the Private Placement and/or the Repurchase Offer (defined below), including, without limitation, the Placement Agent's fee and expenses, are hereinafter referred to as the "Net Proceeds."

The Company has advised us that: (i) The Company is commencing a tender offer for up to 2,474,576 shares of the Company's Series A convertible preferred stock, par value $0.10 per share ("Preferred Stock"), (the "Repurchase Offer"), at a repurchase price of $9.14 per Conversion Share (defined below), no later than June 17, 2002; and (ii) the Company's principal purpose in conducting the Private Placement was to raise sufficient capital to fund the Repurchase Offer. Each share of Common Stock that would be issuable upon conversion of Preferred Stock, assuming conversion occurs immediately prior to the closing of the Repurchase Offer, is hereinafter referred to as a "Conversion Share."

To ensure the satisfactory completion of the Repurchase Offer, the Company has asked Samstock, L.L.C. ("Samstock") to agree to fully exercise its rights to participate therein with respect to 2,474,576 shares of Preferred Stock owned beneficially and of record by Samstock (the "Samstock Shares"), subject to the satisfaction of the conditions described in the next paragraph, or to cause any transferee of Samstock Shares to do so. To induce Samstock to so agree, the Company is willing to agree to conduct the Repurchase Offer, as more fully described below.

Accordingly, Samstock represents and warrants to the Company that, as of the date of this Agreement, Samstock owns beneficially and of record at least 2,474,576 shares of Preferred Stock. In addition, Samstock irrevocably agrees to fully exercise its rights to participate in the Repurchase Offer with respect to all of the Samstock Shares, or to require any transferee of Samstock Shares to do so, provided, that: (i) the Company makes the Repurchase Offer to all holders of the Preferred Stock at the same price and other terms of repurchase; (ii) the repurchase price offered by the Company in the Repurchase Offer per Conversion Share (the "Repurchase Price") is $9.14 per Conversion Share; (iii) the aggregate Repurchase Price offered by the Company in the Repurchase Offer is no less than the aggregate Net Proceeds; (iv) the Repurchase Offer is published or mailed to holders of the Preferred Stock no later than June 17, 2002; and (v) the Repurchase Offer closes no later than five business days after all applicable requirements of the rules and regulations of the Securities and Exchange Commission and the American Stock Exchange pertaining to the Repurchase Offer have been satisfied, it being understood that the Company shall use commercially reasonable efforts to satisfy such requirements in an expeditious manner, but in no event later than September 1, 2002 ("Outside Repurchase Offer Closing Date"). In addition, Samstock irrevocably agrees that prior to the earlier of the closing of the Repurchase Offer or
iDine Rewards Network, Inc.                                      June 12, 2002
Attention: Gene Henderson,                                       Page 2
President, Chief Executive Officer

the Outside Repurchase Offer Closing Date, so long as the Company is actively pursuing completion of the Repurchase Offer, Samstock shall not, and shall require any transferees of the Samstock Shares not to, without the Company's prior written consent, exercise its conversion rights in respect of the Samstock Shares.

The Company irrevocably agrees that (i) the Company will make a Repurchase Offer to all holders of the Preferred Stock, including, without limitation, Samstock, at the same price and other terms of repurchase, where (A) the Repurchase Price per Conversion Share is equal to $9.14, and (B) the aggregate Repurchase Price offered by the Company in the Repurchase Offer is no less than the aggregate Net Proceeds; (ii) the Company will mail the Repurchase Offer to the holders of the Preferred Stock no later than June 17, 2002; (iii) the Company will not withdraw or abandon the Repurchase Offer, nor fail to close the Repurchase Offer with respect to shares of Preferred Stock that are validly tendered and not withdrawn, in each case for any reason, including without limitation, any reason identified under the heading "Conditions to the Offer" set forth in the Company's Offer to Purchase shares of Preferred Stock pursuant to the Repurchase Offer; (iv) for purposes of determining the "Conversion Rate" of the Preferred Stock, that in turn is to be used to determine the Repurchase Price: (A) the applicable Conversion Rate shall be determined as of the projected closing date of the Repurchase Offer (subject to adjustment for delays as shall be agreed upon between the Company and Samstock), and (B) "current dividends" and "deferred dividends" on the Preferred Stock will be deemed to accrue on a per diem basis since the last "Dividend Payment Date" through the projected closing date (subject to adjustment for delays as shall be agreed upon between the Company and Samstock), at the per annum rate specified in the Certificate of Designations, Preferences and Rights of the Preferred Stock, and such accruals, to the extent unpaid, shall be reflected in the applicable Conversion Rate; and
(v) if any Dividend Payment Date occurs after the date hereof and on or before the closing date of the Repurchase Offer, in addition to the Repurchase Price, the Company shall pay tendering holders of Preferred Stock an amount per share equal to current dividends accrued through the applicable Dividend Payment Date.

This letter agreement is a legal and binding obligation of each of the Company and Samstock, and is binding on, and inures to the benefit of, each of their successors and assigns. This letter agreement may not be amended, modified, supplemented, or waived, in whole or in part, except by a written instrument signed by the Company and Samstock. There are no third party beneficiaries to this letter agreement. This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

Sincerely,

SAMSTOCK L.L.C.

By:   /s/ Donald J. Liebentritt
    ----------------------------------------
Its: Donald J. Liebentritt
     Vice President

ACKNOWLEDGED AND AGREED
THIS 12TH DAY OF JUNE, 2002 BY:

IDINE REWARDS NETWORK, INC.

By:   /s/ Gene M. Henderson
    ---------------------------------------
Its: Gene M. Henderson
     President and Chief Executive Officer